ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

RESULTS FOR THE FIRST HALF OF 2010

We present below the main achievements of Itaú Unibanco Holding S.A. (Itaú Unibanco) in the first half of 2010.

1.
Net income for the first half of 2010 amounted to R$ 6.4 billion, with annualized return of 24.2% on average equity. Recurring net income was R$ 6.5 billion, with annualized return of 24.4%. Consolidated stockholders’ equity totaled R$ 55.1 billion at the end of June.

2.
Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 5.9 billion in the first half of 2010. The Bank also withheld and passed on taxes in the amount of R$ 3.9 billion, which were directly levied on financial operations.

3.
Consolidated assets totaled R$ 651.6 billion at June 30. The loan portfolio, including endorsements and sureties, reached R$ 296.2 billion, an increase of 11.4% as compared to the balance at June 30, 2009. In Brazil, the balance of non-mandatory loans (excluding mandatory loans, real estate and rural loans) to individuals totaled R$ 107.2 billion, with a growth of 12.8% as compared to the same period of 2009. In the large company segment, the portfolio balance totaled R$ 92.0 billion, and the very small, small and middle-market company portfolio reached R$ 68.6 billion. The real estate loan portfolio reached R$ 10.5 billion, with an increase of 47.7% when compared to the same period of 2009.

4.
Free, raised and managed assets amounted to R$ 904.2 billion, an increase of 11% as compared to June 30, 2009. The Basel ratio stood at 15.7% at the end of June 2010, based on economic-financial consolidated.

5.
Itaú Unibanco’s preferred shares rose 16.5%, as compared to the quotation of June 30, 2009. The market value at Stock Exchanges of Itaú Unibanco, calculated considering the average quotation of preferred shares outstanding at the last trading session of the period, reached R$ 149.6 billion at the end of June. According to the company Bloomberg, Itaú Unibanco ranked tenth among banks in the world at June 30, 2010, having market value as parameter.

6.
In May, Bank of America Corporation (BAC) sold its interest in the capital of Itaú Unibanco, as follows: 1) preferred shares were traded abroad to qualified buyers, in a private offering of American Depositary Shares (ADS); 2) common shares were purchased by Itaúsa, which increased its direct and indirect interest in the capital of Itaú Unibanco from 35.43% to 36.68%.

7.
Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 7.9 billion, and of securitization that totaled R$ 717 million in 2010. In the Brazilian Financial and Capital Markets Association (ANBIMA) ranking, it occupied the first position regarding distribution of fixed income in the first half of 2010,  with a market share of 22.8%, and the first position in international issues, where it acted as joint bookrunner of offerings with total volume of US$ 5.1 billion. In capital markets, it coordinated nine public offerings that totaled R$ 10.5 billion, consolidating its position among the market leaders. In this period, Itaú BBA acted as coordinator in 64% of transactions, which accounted for 47% of the financial volume issued in that half, and it also provided financial advisory services to 15 merger and acquisition operations, closing the half in the third position of Thomson ranking in number of transactions. Additionally, in April 2010

ANBIMA published the project ranking for 2009, in which Itaú BBA occupied the first position in both Financial Advisory and Concession Auction ranks.

8.
Itaú Unibanco employed approximately 106 thousand people at the end of June, including approximately 5 thousand employees in foreign units. The employee’s fixed compensation plus charges and benefits totaled R$ 5.5 billion for the first half. Welfare benefits granted to employees and their dependants totaled R$ 825 million. In addition, approximately R$ 90 million were invested in education, training and development programs.

9.
Actions continued to be taken to engage employees in the new vision - “Be the leading bank in sustainable performance and client satisfaction” – and with the new corporate culture, disclosed in February to the whole organization.

10.	In the first half, social and cultural investments of Itaú Unibanco reached R$ 75 million, focused on investments in education and culture.

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itau-unibanco.com.br/ri).

São Paulo, August 2, 2010.

Pedro Moreira Salles
Chairman of the Board of Directors

ALFREDO EGYDIO SETUBAL
Investor Relations Officer